

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2019

Michael Behrens
CEO
My Racehorse CA LLC
250 W. FIRST ST., STE. 256
Claremont, CA 91711

> **Re: My Racehorse CA LLC**
> **Post-Qualification Offering Circular Amendment No. 1**
> **Filed April 18, 2019**
> **File No. 024-10896**

Dear Mr. Behrens:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Post-Qualification Offering Circular Amendment No. 1

Description of De Mystique '17, page 22

1. You disclose that De Mystique will commence racing as early as September, 2019, however, elsewhere you disclose that racing will commence as early as July, 2019. Please revise for consistency.

Management's Discussion and Analysis, page 26

2. Please update this section to reflect your updated financials.

Description of the Business
Racehorse Ownership Interests, page 33

3. Please describe the "major decision rights" Manager has for De Mystique '17.

Compensation, page 42

4.   Please update this section to provide information as of the most recently completed fiscal year.

Financial Statements

5.   Please update your financial statements, providing the audited financial statements required by Part F/S. See Part F/S (b)(3)(A).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 or Mara Ransom, AD, at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products